SECU 09055245 IISSION

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FEB 27 2009
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 31049

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-2008 (MM/DD/YY) AND ENDING 12-31-2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Home Financial Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

507 S. Market Street
(No. and Street)

Knoxville	TN	37902
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Pennye Wilkerson (865) 541-6862
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Pugh & Company, P.C.
(Name – *if individual, state last, first, middle name*)

315 North Cedar Bluff Road, Suite 200	Knoxville	Tennessee	37923-4548
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Pennye Wilkerson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Home Financial Services, Inc., as of December 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Pennye Wilkerson
Signature

asst. vp & secretary
Title

Kimberly D. Shelton
Notary Public

KIMBERLY D. SHELTON STATE OF TENNESSEE NOTARY PUBLIC KNOX COUNTY

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PUGH & COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

WILL J. PUGH, CPA
RONNIE G. CATE, CPA
C. LARRY ELMORE, CPA
W. JAMES PUGH, JR., CPA
DANIEL C. FRANKLIN, CPA
JAMES H. JONES, CPA
LISA W. HILL, CPA
SUSAN R. FOARD, CPA
ANDREW R. HARPER, CPA
R.E. FOUST, CPA
A. TED HOTZ, CPA

HOME FEDERAL PLAZA - SUITE 200
315 NORTH CEDAR BLUFF ROAD
KNOXVILLE, TENNESSEE 37923

P.O. BOX 31409
KNOXVILLE, TENNESSEE 37930-1409

865-769-0660 800-332-7021
TELECOPIER 865-769-1660

MEMBERS

AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

TENNESSEE SOCIETY OF
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT

Shareholder and Board of Directors
Home Financial Services, Inc.
Knoxville, Tennessee

We have audited the accompanying statement of financial condition of Home Financial Services, Inc. as of December 31, 2008, and the related statements of income, changes in shareholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Home Financial Services, Inc. as of December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Pugh & Company, P.C.
Certified Public Accountants
February 24, 2009

HOME FINANCIAL SERVICES, INC.

STATEMENT OF FINANCIAL CONDITION

As of December 31, 2008

ASSETS		
Cash	$	11,728
Cash Segregated Under Federal and Other Regulations		281,494
Marketable Securities Owned, at Market Value		7,335,157
Accrued Interest Receivable		137,329
TOTAL ASSETS	$	7,765,708
LIABILITIES AND EQUITY		
LIABILITIES		
Short-Term Bank Loan	$	1,735,000
Accrued Income Taxes		354,520
Total Liabilities		2,089,520
SHAREHOLDER'S EQUITY		
Common Stock - No Par Value, Authorized, Issued and Outstanding 2,000 Shares		200,000
Additional Paid-in Capital		800,000
Retained Earnings		4,676,188
Total Shareholder's Equity		5,676,188
TOTAL LIABILITIES AND EQUITY	$	7,765,708

HOME FINANCIAL SERVICES, INC.

STATEMENT OF INCOME

For the Year Ended December 31, 2008

REVENUE	
Commissions and Investment Gains and Losses	$ 1,194,554
Interest	181,165
Other Income	9,152
Total Revenue	1,384,871
EXPENSES	
Employee Compensation and Benefits	256,555
Communication and Data Processing	65,760
Occupancy and Equipment	39,954
Other Operating Costs	41,417
Total Expenses	403,686
INCOME BEFORE INCOME TAXES	981,185
INCOME TAXES	354,520
NET INCOME	$ 626,665

The accompanying notes are an integral part of these financial statements.

HOME FINANCIAL SERVICES, INC.

STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY

For the Year Ended December 31, 2008

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total Shareholder's Equity
BALANCES, JANUARY 1, 2008	$ 200,000	$ 800,000	$ 4,049,523	$ 5,049,523
Net Income	0	0	626,665	626,665
BALANCES, DECEMBER 31, 2008	$ 200,000	$ 800,000	$ 4,676,188	$ 5,676,188

The accompanying notes are an integral part of these financial statements.

HOME FINANCIAL SERVICES, INC.

STATEMENT OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

For the Year Ended December 31, 2008

BALANCE AT BEGINNING OF YEAR	$ 0
INCREASE (DECREASE) IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS	0
BALANCE AT END OF YEAR	$ 0

HOME FINANCIAL SERVICES, INC.

STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2008

CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income	$	626,665
Adjustments to Reconcile Net Income to Net Cash Used in Operating Activities:		
Increase in Cash Segregated Under Federal and Other Regulations		(5,823)
Increase in Securities Owned		(1,388,225)
Increase in Accrued Interest Receivable		(90,800)
Increase in Accrued Income Taxes		114,300
Decrease in Payable to Brokers / Dealers		(101,493)
Total Adjustments		(1,472,041)
Net Cash Used in Operating Activities		(845,376)
CASH FLOWS FROM FINANCING ACTIVITIES		
Borrowings on Short-Term Bank Loan		2,666,000
Principal Payments on Short-Term Bank Loan		(1,916,000)
Net Cash Provided by Financing Activities		750,000
NET DECREASE IN CASH		(95,376)
CASH, AT BEGINNING OF YEAR		107,104
CASH, AT END OF YEAR	$	11,728
Supplemental Disclosures of Cash Flow Information:		
Cash Paid During the Year for:		
Interest	$	1,428
Income Taxes	$	240,220

HOME FINANCIAL SERVICES, INC.

NOTES TO FINANCIAL STATEMENTS

December 31, 2008

NOTE 1 - NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Business - The Company, a wholly owned subsidiary of Home Federal Bank of Tennessee (Home Federal), operates through its one office in Knoxville, Tennessee and is a general investor and broker primarily for Home Federal and its customers. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company's primary investment products are U.S. Government and Federal Agency Securities, Obligations of States and Political Subdivisions, and Commercial Paper. The investment products of the Company are not insured by the FDIC and are not guaranteed by Home Federal. Significant accounting policies are:

Estimates - The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions. Those estimates and assumptions affect certain reported amounts and disclosures. Accordingly, actual results could vary from those estimates. The primary items subject to estimation are the market values and fair values of securities owned.

Revenue Recognition for Security Transactions - Customers' security transactions and resulting commissions are recorded on a trade date basis.

Securities Owned - All securities owned are valued at market with resulting adjustments in value charged to earnings.

Payable to Brokers/Dealers - Amounts payable to brokers/dealers include amounts which are due upon delivery of securities to the Company.

Income Taxes - Federal and state income taxes have been provided for at the maximum statutory rate for each taxing authority since the Company files consolidated tax returns with Home Federal.

NOTE 2 - CASH SEGREGATED UNDER FEDERAL AND OTHER REGULATIONS

Cash of $281,494 has been segregated in a special reserve bank account for the benefit of customers under Rule 15c3-3 of the SEC.

NOTE 3 - CONCENTRATION OF CREDIT RISK

As of December 31, 2008, the Company had cash on deposit with Home Federal and one other financial institution as follows:

FDIC Insured	$	287,999
Uninsured		37,368
	$	325,367

NOTE 4 - SECURITIES OWNED

Marketable securities owned consist of the following:

U.S. Government and Federal Agency Securities	$	730,230
Obligations of States and Political Subdivisions		6,434,105
Commercial Paper		170,822
	$	7,335,157

NOTE 5 - SHORT-TERM BANK LOAN - RELATED PARTY TRANSACTION

The Company has an unsecured $5,000,000 line of credit with Home Federal which is payable on demand with interest at the prime rate. As of December 31, 2008, the Company had an outstanding balance on the line of credit of $1,735,000.

NOTE 6 - LEASE COMMITMENTS - RELATED PARTY TRANSACTION

The Company leases its operating facilities on a month-to-month basis from Home Federal. Rental expense under this operating lease was $10,704 for the year ended December 31, 2008. The Company also leases certain equipment from unrelated parties on a month-to-month basis. Rental expense under these operating leases was $29,250 for the year ended December 31, 2008.

NOTE 7 - NET CAPITAL REQUIREMENT

The Company, as a registered broker and dealer in securities, is subject to the Uniform Net Capital Rule (Rule 15c3-1) of the Securities and Exchange Commission. The Rule requires the maintenance of minimum net capital and prohibits a broker-dealer from engaging in securities transactions when its "aggregate indebtedness" exceeds fifteen times its "net capital" as those terms are defined in the Rule. The Company's net capital computed in accordance with this Rule was $5,063,328 as of December 31, 2008, which was $4,813,328 in excess of its required net capital of $250,000. Its ratio of indebtedness to such capital was 0.413 to 1 as of December 31, 2008.

NOTE 8 - PRINCIPAL TRANSACTION REVENUES

The Company's principal transaction revenues by reporting categories for the year ended December 31, 2008 are as follows:

U.S. Government and Federal Agency Securities	$	490,248
Obligations of States and Political Subdivisions		683,648
Commercial Paper		20,658
	$	1,194,554

NOTE 9 - INCOME TAXES

Income taxes as shown on the statement of income varied from the statutory federal income tax rate for the following reasons:

		Amount	Percent of Pretax Income	
At "Expected" Tax Rate	$	343,415	35.0	%
Nontaxable Interest on Municipal Bonds		(34,493)	(3.5)	
State Income Tax and Other, Net		45,598	4.6	
	$	354,520	36.1	%

NOTE 10 - EMPLOYEE BENEFIT PLANS

The Company's employees participate in two retirement plans which are sponsored by Home Federal. The plans are summarized as follows:

Profit Sharing Plan - The plan complies with the regulations of the Tax Equity and Financial Responsibility Act, Code Section 401(k). It requires a three percent of salary contribution by the participant and a matching contribution by the Company. It also allows for discretionary contributions by the Company as determined annually by the board of directors of Home Federal. The Company's share of the profit sharing plan expense for the year ended December 31, 2008 was $18,243.

NOTE 10 - EMPLOYEE BENEFIT PLANS (Continued)

Pension Plan - Substantially all employees of the Company are covered by a noncontributory defined benefit pension plan. The plan calls for benefits to be paid to all eligible employees at retirement based primarily upon years of service and compensation paid. Plan assets consist primarily of U.S. Government and Federal Agency Securities, Corporate Debt Securities, and Mutual Funds. Home Federal accounts for the pension plan in accordance with Statement of Financial Accounting Standard ("SFAS") No. 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans.* The Company's share of the pension plan expense for the year ended December 31, 2008 was $12,452.

NOTE 11 - FAIR VALUE DISCLOSURES

Effective January 1, 2008, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 157, *Fair Value Measurements* and SFAS No. 159 *The Fair Value Option for Financial Assets and Liabilities.* SFAS No. 157 establishes a framework for using fair value. It also defines fair value rules as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. SFAS No. 159 generally permits the measurement of selected eligible financial instruments at fair value at specified election dates. Upon adoption of SFAS No. 159, the Company did not elect to adopt the fair value option for any financial instruments. However, other accounting pronouncements require the Company to measure certain financial instruments at fair value as described below.

SFAS No. 157 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. SFAS No. 157 also establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:

> Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. An active market for the asset and liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.
>
> Level 2 inputs are ones other than quoted prices included within Level 1 that are observable for the asset or the liability, either directly or indirectly. If the asset or liability has a specified (contractual) term, a Level 2 input must be observable for substantially the full term of the asset or liability. Level 2 inputs include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the asset or liability, and inputs that are derived principally from or corroborated by observable market data by correlation or other means.
>
> Level 3 inputs are unobservable inputs for the asset or liability. Unobservable inputs are used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at the measurement date. Unobservable inputs reflect the reporting entity's own assumptions about the assumptions that market participants would use in pricing the asset or liability

A description of valuation methodologies used for assets and liabilities recorded at fair value, as well as the general classification of such instruments pursuant to the valuation hierarchy, is shown below. The categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

Marketable Securities - Marketable securities are recorded at fair value in accordance with SFAS No. 115 on a recurring basis. Fair value measurement for these securities is based upon quoted prices of like or similar securities, utilizing Level 2 inputs. These measurements are based upon observable data that may include dealer quotes, market spreads, cash flows, the U.S. Treasury yield curve, live trading levels, trade execution data, market consensus prepayment speeds, credit information and the securities' terms and conditions, among other things.

NOTE 11 - FAIR VALUE DISCLOSURES (Continued)

Assets Recorded at Fair Value on a Recurring Basis

Below is a table that presents information about certain assets measured at fair value:

	December 31, 2008			
		Fair Value Measurements Using		
	Carrying Amount in the Balance Sheet	Quoted Prices in Active Market for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Marketable Securities	$ 7,335,157	$ 0	$ 7,335,157	$ 0

SUPPLEMENTARY INFORMATION

SCHEDULE I

HOME FINANCIAL SERVICES, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

As of December 31, 2008

TOTAL SHAREHOLDER'S EQUITY FROM STATEMENT OF FINANCIAL CONDITION	$	5,676,188
DEDUCTION - NON ALLOWABLE ASSETS		0
DEDUCTION - EXCESS DEDUCTIBLE ON FIDELITY BOND		(220,000)
NET CAPITAL BEFORE HAIRCUTS		5,456,188
HAIRCUTS ON SECURITIES		(392,860)
NET CAPITAL		5,063,328
PART A: COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
MINIMUM NET CAPITAL REQUIRED		(250,000)
EXCESS NET CAPITAL	$	4,813,328
AGGREGATE INDEBTEDNESS LIABILITIES:		
Accrued Income Taxes	$	354,520
Short-Term Bank Loan		1,735,000
Required Reserve Deposit (See Schedule II)		0
Total Aggregate Indebtedness Liabilities	$	2,089,520
PERCENTAGE OF AGGREGATE INDEBTEDNESS TO CAPITAL		41.27%

There is no difference in the above computation of net capital and the Company's computation.

See Independent Auditor's Report.

SCHEDULE II

HOME FINANCIAL SERVICES, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

As of December 31, 2008

CREDIT BALANCES		
Customers' Securities Failed to Receive	$	0
Customers' Deposits		0
DEBIT BALANCES		
Customers' Securities Failed to Deliver		0
RESERVE COMPUTATION		
Excess of Total Credits Over Total Debits	$	0
105% of Excess of Total Credits Over Total Debits	$	0
BALANCE IN SPECIAL RESERVE BANK ACCOUNT		281,494
REQUIRED DEPOSIT (SEE SCHEDULE I)	$	0

There is no difference in the above computation of reserve requirements and the Company's computation.

See Independent Auditor's Report.

SCHEDULE III

HOME FINANCIAL SERVICES, INC.

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

As of December 31, 2008

1.	Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date) but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3.	$ 0
A.	Number of items	0
2.	Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.	$ 0
A.	Number of items	0

SCHEDULE IV

HOME FINANCIAL SERVICES, INC.

RECONCILIATION OF THE COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

As of December 31, 2008

	Unaudited	Audited	Increase (Decrease)
TOTAL OWNERSHIP EQUITY	$ 5,676,188	$ 5,676,188	$ 0
TOTAL OWNERSHIP EQUITY QUALIFYING FOR NET CAPITAL	$ 5,676,188	$ 5,676,188	$ 0
LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS ALLOWABLE IN COMPUTATION OF NET CAPITAL	0	0	0
TOTAL CAPITAL AND ALLOWABLE SUBORDINATED LIABILITIES	5,676,188	5,676,188	0
DEDUCTIONS FROM NET CAPITAL:			
NON ALLOWABLE ASSETS	0	0	0
EXCESS DEDUCTIBLE ON FIDELITY BOND	(220,000)	(220,000)	0
NET CAPITAL BEFORE HAIRCUTS	5,456,188	5,456,188	0
HAIRCUTS ON SECURITIES	(392,860)	(392,860)	0
NET CAPITAL	$ 5,063,328	$ 5,063,328	$ 0

PUGH & COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

WILL J. PUGH, CPA
RONNIE G. CATE, CPA
C. LARRY ELMORE, CPA
W. JAMES PUGH, JR., CPA
DANIEL C. FRANKLIN, CPA
JAMES H. JONES, CPA
LISA W. HILL, CPA
SUSAN R. FOARD, CPA
ANDREW R. HARPER, CPA
R.E. FOUST, CPA
A. TED HOTZ, CPA

HOME FEDERAL PLAZA - SUITE 200
315 NORTH CEDAR BLUFF ROAD
KNOXVILLE, TENNESSEE 37923

P.O. BOX 31409
KNOXVILLE, TENNESSEE 37930-1409

865-769-0660 800-332-7021
TELECOPIER 865-769-1660

MEMBERS

AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

TENNESSEE SOCIETY OF
CERTIFIED PUBLIC ACCOUNTANTS

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

Shareholder and Board of Directors
Home Financial Services, Inc.
Knoxville, Tennessee

In planning and performing our audit of the financial statements of Home Financial Services, Inc. (the Company), as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the board of directors, management, the Securities and Exchange Commission and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Pugh & Company, P.C.

Certified Public Accountants
February 24, 2009

HOME FINANCIAL SERVICES, INC.

Knoxville, Tennessee

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION
REQUIRED BY THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2008

HOME FINANCIAL SERVICES, INC.

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION
REQUIRED BY THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2008

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